SEI Opportunity Fund L. P.
                          c/o SEI Private Trust Company
                            One Freedom Valley Drive
                                 Oaks, PA 19456


                    IF YOU DO NOT WANT TO SELL FUND INTERESTS
                   AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
            THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.



September 24, 2007


Dear SEI Opportunity Fund L. P. Investor:

We are writing to inform you of important dates relating to a tender offer by the SEI Opportunity Fund L.P. (the "Fund"). IF YOU ARE NOT INTERESTED IN SELLING YOUR INTERESTS IN THE FUND AT THIS TIME, PLEASE DISREGARD THIS NOTICE AND TAKE NO ACTION. The tender offer period will begin on September 28, 2007 and end at 5:00 p.m., Eastern Time, on October 26, 2007, unless extended. The purpose of the tender offer is to provide liquidity to Investors holding interests in the Fund, and to allow Investors to determine whether to remain invested in the Fund in light of certain changes to the structure of the Fund's investment program as described below. Investors may present interests in the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

The Fund currently seeks to achieve its investment objective by investing substantially all of its assets in the SEI Opportunity Master Fund, L.P. (the "Master Fund"). The Board of Directors of the Master Fund has determined to effect the dissolution of the Master Fund on or about December 31, 2007. In connection with this structural change, the Fund's investment in the Master Fund will be converted into an investment portfolio consisting of direct investments in private investment (hedge) funds. The Fund's investment portfolio will be substantially similar to the current portfolio of the Master Fund. The Fund will generally invest in funds that are managed by the same managers, but which are domiciled within the United States. SEI Investments Management Company, which currently manages the investments of the Master Fund, will continue to directly manage the Fund's portfolio of investments.

In consideration of the transaction described above, the Board of Directors of the Fund has determined that in connection with the current tender offer the Fund (i) will waive the one-year lock-up period generally applicable to investments in the Fund, and (ii) in the event that the tender offer is over-subscribed, will increase the amount of the tender offer to permit the Fund to repurchase the full amount of interests tendered by each Investor in the Fund.

If you wish to tender all or any portion of your interests for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed
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postage-paid envelope. If you do not wish to tender all or any portion of your interests, simply disregard this notice.

All tenders of Participating Shares must be RECEIVED by the Fund's custodian, SEI Private Trust Company, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by 5:00 p.m., Eastern Time on October 26, 2007. You may confirm SEI Private Trust Company's receipt of your Letter of Transmittal by calling your account services director.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your account services director.


Sincerely,

SEI OPPORTUNITY FUND L.P.